As filed with the Securities and Exchange Commission on Mach 2, 2020

Securities Act File No. 333-235754

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ☒

Pre-Effective Amendment No.      ☐

Post-Effective Amendment No. 1    ☒

Northern Lights Fund Trust III

(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(Address of Principal Executive Offices) (Zip Code)

(402) 895-1600

(Registrant's Telephone Number, including Area Code)

The Corporation Trust Company

1290 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

JoAnn M. Strasser	Richard Malinowski
Thompson Hine LLP	Gemini Fund Services, LLC
41 S. High Street, Suite 1700	4221 North 203rd Street, Suite 100
Columbus, Ohio 43215	Elkhorn, Nebraska 68022-3474
(614) 469-3200	(631) 470-2600

Title of securities being registered: Class A, Class C and Class I Shares of Good Harbor Tactical Select Fund, a series of the Registrant.

EXPLANATORY NOTE

The Joint Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on February 7, 2020 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-235754), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of Thompson Hine LLP.

PART C: OTHER INFORMATION

Item 15: Indemnification

Reference is made to Article VIII of the Registrant’s Declaration of Trust filed with the Registration Statement on December 30, 2011.

 Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its past, present and future Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to Trustees, officers, controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event  that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16: Exhibits

(1)	Declaration of Trust. Amended Agreement and Declaration of Trust, previously filed in the Registration Statement on June 7, 2019 are incorporated herein by reference (File No. 333-178833).

(2)	By-Laws. By-Laws of the Trust previously filed in the Registration Statement on August 19, 2013 are incorporated herein by reference (File No. 333-178833).

(3)	Not Applicable.

(4)	Plan of Reorganization. Form of Plan of Reorganization previously filed with the Registration Statement on Form N-14 on December 30, 2019 is incorporated herein by reference (File No. 333-235754).

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(5)	Instruments Defining Rights of Security Holders. None other than the Declaration of Trust and By-Laws of the Trust.

(6)	Investment Advisory Contracts.

(a)	Investment Advisory Agreement with Good Harbor Financial, LLC. for the Good Harbor Tactical Core US Fund filed in Post-Effective Amendment No. 24 on December 26, 2012 is incorporated herein by reference; Amendment to the Investment Advisory Agreement with Good Harbor Financial LLC for the Good Harbor Tactical Core US Fund filed in Post-Effective Amendment No. 247 on June 17, 2016 is incorporated herein by reference; Amendment to the Investment Advisory Agreement with Good Harbor Financial LLC for the Good Harbor Tactical Core US Fund filed in Post-Effective Amendment No. 379 on January 22, 2019 is incorporated herein by reference.

(b)	Investment Advisory Agreement with Good Harbor Financial, LLC. for the Good Harbor Tactical Select Fund filed in Post-Effective Amendment No. 113 on May 15, 2014 is incorporated herein by reference; Amendment to the Investment Advisory Agreement with Good Harbor Financial LLC for the Good Harbor Tactical Select Fund filed in Post-Effective Amendment No. 379 on January 22, 2019 is incorporated herein by reference.

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(7)	Underwriting Contracts. Underwriting Agreement between the Registrant and Northern Lights Distributors, LLC as previously filed on June 7, 2019 to the Registrant’s Registration Statement on Form N-1A, is incorporated by reference.

(8)       Bonus or Profit Sharing Contracts. None.

(9)       Custodian Agreements.

(a)	Custody Agreement with U.S. Bank, N.A. filed in Post-Effective Amendment No. 93 on February 10, 2014 is incorporated herein by reference; Amendment to Custody Agreement with U.S. Bank, N.A. filed in Post-Effective Amendment No. 113 on May 15, 2014 is incorporated herein by reference.

(10)       12b-1 and 18f-3 Plans.

(a)       12b-1 Plan

(i)	Master Distribution and Shareholder Servicing Plan Pursuant to Rule 12b-1 for Class A Shares as previously filed on April 22, 2014 to the Registrant's Registration Statement in Post-Effective Amendment No. 104, and hereby incorporated by reference.

(a) Amended and Restated exhibit A to Master Distribution and Shareholder Servicing Plan Pursuant to Rule 12b-1 for Class A Shares as previously filed on December 21, 2018 to the Registrant’s Registration Statement in Post-Effective Amendment No. 377, and hereby incorporated by reference.

(ii)	Master Distribution and Shareholder Servicing Plan Pursuant to Rule 12b-1 for Class C Shares as previously filed on April 22, 2014 to the Registrant's Registration Statement in Post-Effective Amendment No. 104, and hereby incorporated by reference.

(a)	Amended and Restated exhibit A to Master Distribution and Shareholder Servicing Plan Pursuant to Rule 12b-1 for Class C Shares as previously filed on November 16, 2018 to the Registrant’s Registration Statement in Post-Effective Amendment No. 364, and hereby incorporated by reference.

(b)       18f-3 Plan

  (i) Rule 18f-3 Plan as previously filed on July 8, 2014 to the Registrant's Registration Statement in Post-Effective Amendment No. 119, and hereby incorporated by reference.

(a)	Amended and Restated Appendix A to Rule 18f-3 Plan as previously filed on December 21, 2018 to the Registrant’s Registration Statement in Post-Effective Amendment No. 377, and hereby incorporated by reference.

(11)	Legal Opinion. Opinion and consent of Thompson Hine LLP previously filed with the Registration Statement on Form N-14 on December 30, 2019 is incorporated herein by reference (File No. 333-235754).

(12)       Legal Opinion regarding Tax Matters. Legal opinion regarding tax matters is filed herewith.

(13)       None.

(14)	Consent of Cohen & Company, Ltd. previously filed with the Registration Statement on Form N-14 on December 30, 2019 is incorporated herein by reference (File No. 333-235754).

(15)       Omitted Financial Statements. None.

(16)       Power of Attorney.

(a)	Power of Attorney for each trustee as previously filed on February 26, 2015 to the Registrant’s Registration Statement in Post-Effective Amendment No. 159, and hereby incorporated by reference;

(b)	Power of Attorney for the Trust, and a certificate with respect thereto, for Brian Curley as previously filed on June 17, 2016 to the Registrant's Registration Statement in Post-Effective Amendment No. 247, and hereby incorporated by reference.
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(c)	Power of Attorney for the Trust, and a certificate with respect thereto, and each executive officer, as previously filed on October 25, 2017 to the Registrant's Registration Statement in Post-Effective Amendment No. 305, and hereby incorporated by reference.

Item 17: Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant in the City of Hauppauge and State of New York on the 2nd day of March, 2020.

NORTHERN LIGHTS FUND TRUST III By: /s/ Richard Malinowski

Registrant Richard Malinowski, President

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                                              Title                                       Date

/s/ Richard Malinowski

Richard Malinowski                                        President                                 March 2, 2020

/s/ Brian Curley

Brian Curley                                                     Treasurer                                March 2, 2020

/s/ James U. Jensen

James U. Jensen                                              Independent Trustee            February 29, 2020

/s Patricia Luscombe

Patricia Luscombe                                          Independent Trustee            February 29, 2020

/s/ John V. Palancia

John V. Palancia                                             Independent Trustee             February 28, 2020

/s/ Mark H. Taylor

Mark H. Taylor                                               Independent Trustee            February 28, 2020

/s/ Jeffery D. Young

Jeffery D. Young                                           Independent Trustee             February 28, 2020

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EXHIBIT LIST

(12)       Legal Opinion regarding Tax Matters

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